                                                                     EXHIBIT 8.1


[LETTERHEAD OF JUDD, THOMAS, SMITH & COMPANY, P.C. APPEARS HERE]


                              September 19, 1997


The Board of Directors
Southlake Bancshares, Inc.
3205 E. Highway 114
Southlake, Texas   76092

Gentlemen:

We have consulted with Southlake Bancshares, Inc. in connection with the proposed merger (the "Merger") of Southlake Bancshares, Inc. ("Southlake"), a Texas corporation, with and into First Financial Bankshares, Inc. ("First Financial"), a Texas corporation, upon the terms and conditions set forth in the Stock Exchange Agreement and Plan of Reorganization (the "Exchange Agreement") dated August 18, 1997. At your request, in connection with the closing of the Merger, we are rendering an opinion concerning certain federal income tax consequences of the Merger.

In arriving at the opinions expressed below, we have relied upon the accuracy and completeness of the following:

         (i)   the Exchange Agreement;

         (ii) the Prospectus and Proxy Statement (together, the "Prospectus") included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by First Financial in connection with the Merger, as amended through the date hereof; and

         (iii) such corporate records of Southlake and First Financial as we have deemed appropriate.

Defined terms used but not defined herein have the same meaning as in the Prospectus.

We have assumed that the transactions contemplated by the Exchange Agreement will be consummated in accordance therewith and as described in the Prospectus and that the Merger will qualify as a statutory merger under applicable laws of the State of Texas and the United States.

Based upon and subject to the foregoing, it is our opinion that, under currently applicable law, the Exchange and Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, the following will be the material federal income tax consequences of the Exchange and Merger:

         1. The Exchange and Merger will be treated as a corporate reorganization within the meaning of Section 368(a) of the Code, and First Financial and Southlake each will be a party to the reorganization within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by the Southlake Shareholders on the exchange of their shares of Southlake Common Stock solely for shares of First Financial Common Stock pursuant to the terms of the Exchange Agreement to the extent of such exchange (except as provided below with respect to fractional shares).

The Board of Directors - Southlake Bankshares, Inc.
September 19, 1997
-------------------------------------------------------------------------------

         3. The federal income tax basis of the shares of First Financial Common Stock for which shares of Southlake Common Stock are exchanged pursuant to the Exchange and Merger will be the same as the basis of such shares of Southlake Common Stock exchanged therefor, less any proportionate part of such basis allocable to any fractional interest in any share of First Financial Common Stock.

         4. The holding period for the shares of First Financial Common Stock for which the shares of Southlake Common Stock are exchanged will include the holding period of the Southlake Common Stock they are exchanged therefor, provided that such shares of Southlake Common Stock were held as a capital asset on the date of the Exchange.

         5. Southlake Shareholders who receive cash in lieu of a fractional share interest in First Financial Common Stock will be treated as having received the cash in redemption of the fractional share interest, and gain or loss will be recognized in an amount equal to the difference between the cash received and the proportionate part of basis allocable to the fractional share interest, which gain or loss will be a capital gain or loss if the Southlake Common Stock was a capital asset in the hands of the shareholder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the First Financial Common Stock received, determined as set forth above, is longer than one year.

               The effective tax rate on any resulting net long-term capital gain for Southlake Shareholders who are individuals will generally depend on the shareholder's holding period for the shares of First Financial Common Stock received, determined as set forth above, and the income tax brackets under which the shareholder is taxed. For individual shareholders, the maximum capital gains tax rate on property held more than eighteen months is 20 percent and the maximum capital gains tax rate on property held more than one year, but not more than eighteen months, is 28 percent.

This opinion may not be applicable to (1) Southlake shareholders who received their Southlake Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, or (2) Southlake shareholders who are not citizens or residents of the United States. We express no opinion as to the laws of any jurisdiction other than the income tax laws of the United States.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the reference to this opinion under the caption "Summary of the Transaction -- Federal Income Tax Consequences," under the caption "The Exchange Offer -- Federal Income Tax Consequences," and elsewhere in the Prospectus. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.


Very truly yours,

/s/ JUDD, THOMAS, SMITH & COMPANY

Judd, Thomas, Smith & Company, P.C.

                                      -2-